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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS OF MRS. FIELDS ORIGINAL COOKIES, INC.

	12/28/2002	12/29/2001	12/30/2000	1/1/2000	1/29/1999
	(dollars in thousands)
FIXED CHARGES:
Interest on debt and capitalized leases	$17,338	$17,436	$17,853	$17,880	$13,197
Interest in rental expense	8,599	8,760	8,725	8,343	8,096

TOTAL FIXED CHARGES	$25,937	$26,196	$26,578	$26,223	$21,293

EARNINGS
Consolidated net loss	$(52,934)	$(22,201)	$(19,394)	$(8,221)	$(19,143)
Consolidated provision for income taxes	102	21	3,841	218	316
Minority interest	(38)	7	(26)	22	11
Fixed charges	25,937	26,196	26,578	26,223	21,293

TOTAL EARNINGS	$(26,933)	$4,023	$10,999	$18,242	$2,477

RATIO OF EARNINGS TO FIXED CHARGES	N/A	0.15:1	0.41:1	0.70:1	0.12:1

DEFICIENCY	$52,870	$22,173	$15,579	$7,981	$18,816

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  Exhibit 12.1